

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 27, 2014

Jeffrey Yin, Esq.
Chief Compliance Officer and General Counsel
Medallion Financial Corporation
437 Madison Avenue, 38th Floor
New York, New York 10022

RE: Medallion Financial Corporation
     File Nos.: 333-195567 and 814-00188

Dear Mr. Yin:

On April 29, 2014, you filed a registration statement on Form N-2 under the Securities Act of 1933 on behalf of Medallion Financial Corporation ("Fund"). The registration statement was filed, pursuant to Rule 415 under the 1933 Act, to register the Fund's common and preferred shares, warrants, subscription rights, and debt securities for sale by the Fund. The Fund has previously elected to be treated as a business development company under the Investment Company Act of 1940. We have used the captions and page numbers from the registration statement to indicate the sections of the registration statement to which our comments relate. However, you should consider a comment made with respect to one section to be applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

<u>Cover Pages</u>

1. Please disclose on the front cover if the Fund may enter into any arrangements, such as an over-allotment option, under which underwriters may purchase additional shares in connection with the offering. If so, please confirm to us that the prospectus will provide the appropriate disclosure about any transaction that the underwriter intends to conduct during the offering that stabilizes, maintains, or otherwise affects the market price of the offered securities. <u>See</u> Rule 481(d) under the Securities Act.

2. Please inform us how the Fund will account for the offering expenses related to the shares being registered.

Overview, page 1

1. Please explain the meaning of the term "managed" loans as used in this subsection and throughout the prospectus. Given the use of the term "managed net investment portfolio" and "managed loans," the term "total assets under our management and the management of our unconsolidated wholly-owned subsidiaries, which includes assets serviced for third party investors" is confusing. "Assets serviced for third party investors" should be separately stated.

Interest Rate Sensitivity, page 4

We note that the medallion loans, which comprise approximately 60% of the Fund's portfolio, are fixed rate loans. Please disclose, in this paragraph, this specific interest rate risk.

Fees and Expenses, page 6

1. Footnote 3 states that the calculation of "[a]verage net assets attributable to common stock are estimated for the current fiscal year, taking into account the anticipated net proceeds from offerings of common stock…." Please delete the reference to "anticipated net proceeds from offerings of common stock." The fee table may be updated for each "takedown off the shelf" during the current year to reflect anticipated net proceeds from that offering.

2. Please provide an "Acquired Fund Fees and Expenses" line item if it is expected that the Fund's assets will be invested in an "acquired fund," including a money market fund, and the indirect expenses of such an investment are expected to be equal to, or greater than, one basis point. If any such indirect expenses are expected to be less than one basis point, please confirm that they will be included in "other expenses." See Instruction 10 to Item 3.1. of Form N-2. Please confirm that the composition of "Cash and Cash Equivalents" on the balance sheet does not include investments in money market funds.

Use of Proceeds, page 11

Please state the interest rate and maturity of any specific debt intended to be paid off with the net proceeds of the offering. See instruction 2 to Item 7.1 of form N-2.

Dividends, page 12

1. Please change all references to "dividends" throughout the registration statement to "distributions," as the nature of the distributions is not known at the time of their

declaration. This comment also applies to all references to "dividends declared" in Company communications to shareholders such as press releases, the website and the financial information filed on Forms 10-K and 10-Q.

2. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

Consumer lending by Medallion Bank..., page 13

The disclosure states that Medallion Bank lends to "consumers that have blemishes on their credit reports." Disclose the extent to which the bank's portfolio consists of loans to borrowers with below "prime" credit scores.

Federal and state law may discourage certain acquisitions of our common stock..., page 17

Please disclose any limitations imposed by federal and state law on the amount of dividends payable by Medallion Bank and, if so, whether such restrictions could affect the Fund's qualification as a "regulated investment company."

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 20

1. The Fund's Schedule of Investments, beginning on page F-41, indicates that the Fund's commercial loans include significant PIK interest and capitalized interest. Please summarize here and disclose in more detail, where appropriate, the following additional risks represented by such loans.

- Please disclose how much of the Fund's current income is attributable to OID.

- Please disclose that the higher interest rates on OID instruments reflect the payment deferral and, in the case of loan obligations, the credit risk associated with the collectability of deferred payments.

- Please disclose that even though the accounting conditions for income accrual are met, the borrower could still default when the Fund's actual collection is scheduled to occur upon maturity of the obligation.

- Distributions of OID income may come from investors' paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

2. Please revise the Fund's financial statements to state separately all material OID interest. See Rule 6-07(1) of Regulation S-X. The Fund's Schedule of Investments should bifurcate cash and non-cash income for each OID security. See also *AICPA Audit Risk Alert, Investment Companies Industry Developments—2013/14*, at 86.

Our SBIC subsidiaries may be unable to meet the investment company requirements, which could result in the imposition of an entity-level tax, page 20

The last sentence of the paragraph states: "If our subsidiaries are unable to obtain a waiver, compliance with the SBA regulations may result in loss of RIC status and a consequent imposition of an entity-level tax at the subsidiary level." Based on the SBA's new requirement that SBIC distributions must be reinvested, the fact that a waiver is granted will create a new risk. The Fund will not receive cash from the SBICs in the amount of the dividend income that it must distribute to its investors to maintain its own RIC status. Please revise the disclosure to discuss this new risk.

A decrease in prevailing interest rates may lead to more loan prepayments, which could adversely affect our business, page 22

Given that approximately 60% of the value of the Fund's portfolio is fixed-rate loans, please provide a corresponding subsection describing the risks of an increase "in prevailing interest rates."

Our investment portfolio is...recorded at fair value as determined in good faith by our management and approved by our Board of Directors..., page 22

1. Both the FDIC and the Utah Department of Financial Institutions are authorized to conduct examinations of Utah industrial loan companies and their holding companies. See Section 10(b) of the Federal Deposit Insurance Act (12 U.S.C. Section 1820 (B)). Please inform us about when Medallion Bank was last examined and the results of that examination.

2. The Dodd-Frank Act requires a company that owns an industrial loan company to serve as a "source of strength" to the institution and the federal bank regulators are

required to issue regulations interpreting this requirement. In addition, a company owning an industrial loan company is subject to the Dodd-Frank "Volcker Rule.' Please disclose the effects of these provisions on the Fund.

The lack of liquidity in our investments may adversely affect our business, page 23.

Given the substantially fixed-rate composition of the Fund's portfolio, please explain the meaning of the statement, page 24, that "a hypothetical immediate 1% increase in interest rates would result in an increase to the line item 'net increase in net assets resulting from operations'...."

Total Portfolio Yield, page 36

Please explain how the Fund's "weighted average yield" is calculated. Please disclose that this yield is higher than what investors in the Fund will actually realize because it does not reflect the Fund's expenses and any sales load that may be paid by investors.

Senior Securities, page 58

Please provide a note to the table reconciling the amount of "Funds borrowed" of $314,958 on the balance sheet and the amount of senior securities of $105,654.

Portfolio Companies, page 70

Please identify the portfolio companies in which the Fund's investment represents more than 5% of its assets. See Item 8.6.a of Form N-2.

Executive Compensation, page 86

Please inform us whether the Fund intends to request an exemption from Section 61(a)(3)(B) of the Investment Company Act from the Commission to approve a stock option plan for non-employee directors and the grant of certain stock options.

Debt Securities, page 121

Because the disclosure provides only a generic description of the debt securities that the Fund may issue, please provide the staff with a representation that the Fund will not file subsequent prospectus supplements for take-downs of debt offerings referred to as "senior."

Other

1. Please update the registration statement to include the Fund's March 31, 2014 quarterly financial information.

2. Please file an updated consent of the independent registered public accounting firm with the Fund's amended registration statement.

3. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

4. In future filings please include a cover letter that describes the purpose of the filing and provides the address and direct telephone number of a representative of the Fund to whom the staff may direct questions and comments about the filing.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * *

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo Fettig at 202-551-6963 or fettigc@sec.gov.

/s/ James E. O'Connor   /s/ Christina DiAngelo Fettig

James E. O'Connor   Christina DiAngelo Fettig
Senior Counsel   Senior Staff Accountant